[LETTERHEAD OF DLA PIPER RUDNICK GRAY CARY US LLP]

October 27, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 0409
Charito A. Mittelman, Esq., Mail Stop 0409

Re:	KBS Real Estate Investment Trust, Inc. (the “Company”)
Registration Statement on Form S-11/A-2
Filed September 16, 2005
Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for discussing the prior performance disclosure in the registration statement with us. As requested, we are supplementally providing you with additional information regarding the separate accounts that are the subject of comment 5 of your September 27, 2005 letter and comment 10 of your September 2, 2005 letter.

These comments concern the six prior KBS funds in which the pension fund investor in the KBS fund had approval rights with respect to investments. All six of the funds at issue are single-client separate accounts in which a state pension fund is the sole investor. These six funds were organized as either (i) single-client separate accounts whereby funds were invested pursuant to an investment management agreement between one of the pension funds and the KBS entity that acts as the advisor to that program or (ii) as limited partnerships with one of the pension funds being the sole limited partner and a KBS entity serving as the general partner.

Securities and Exchange Commission

October 27, 2005

For each of these six funds, the KBS advisor played a central role in the investment decision making process for the fund as the sole party responsible for:

•	developing and executing the investment strategy;

•	identifying all of the acquisitions made by the fund;

•	performing the due diligence on the acquisitions; and

•	negotiating the terms of the purchase agreement and closing the transaction with the seller.

These funds are structured to give the pension fund approval rights with respect to acquisitions to ensure that investments meet the state-specific investment guidelines applicable to the pension fund. The guidelines provide the KBS advisor a very broad framework within which to develop an investment strategy for the fund, identify acquisitions, perform the due diligence review of the potential acquisition and negotiate and close the transaction. These guidelines also address policies specific to the pension fund investor. For instance, the guidelines prohibit investments that would result in “unrelated business taxable income” to the pension fund, prohibit the fund from investing in hotel properties, prohibit acquisitions from an affiliate of the advisor and prohibit acquisitions that would result in a conflict for the pension fund. A potential acquisition may present a conflict for the pension fund if the pension fund already owns an asset in close proximity to the potential acquisition or if another advisor to the pension fund is bidding on the same potential acquisition. Beyond the broad framework set forth in the guidelines, the KBS advisor has, in practice, exercised almost complete discretion with respect to the acquisitions made by these funds. The role of the Company’s independent directors in approving acquisitions selected by the Company’s advisor will likely be much more active than that of the two pension fund investors in the six funds at issue here.

The discretion that the KBS advisor is given with respect to acquisitions is shown by considering the point in the acquisition process that the pension fund investor “approves” acquisitions. After KBS identifies the potential acquisition and prior to commencing due diligence, the KBS advisor presents the potential acquisition to the pension fund investor for approval. The pension fund reviews the acquisition to ensure that the potential acquisition is consistent with its policies and will not present a conflict. The pension fund approves the acquisition well before the KBS advisor has commenced its due diligence review of the asset. From this point forward, the KBS advisor is the sole party making decisions with respect to the acquisition of the asset. The KBS advisor is solely responsible for performing the comprehensive due diligence review of the proposed acquisition. The KBS-sponsored fund will only purchase the asset if the KBS advisor determines that the asset meets the stringent investment criteria developed by the KBS advisor.

The prior performance tables are meant to show the sponsor’s prior experience with real estate programs and how the advisor has managed the investments made by the real estate programs it has sponsored. Once assets are purchased, the KBS advisor to the fund has complete

Securities and Exchange Commission

October 27, 2005

discretion over the management and operation of the assets, leasing of properties and the repositioning of assets. As a result, the operating results of these programs and the value of the assets are a direct reflection of the advisor’s experience operating and managing real estate assets and real estate programs. We believe this experience is relevant to a decision to invest in the Company’s offering.

With respect to how these six funds raise capital for investment, the pension fund investor contributes capital after the KBS advisor has determined that an acquisition meets the investment objectives that the KBS advisor has established for the fund, i.e., after the KBS advisor has performed the necessary due diligence with respect to the acquisition. When the fund is organized the pension fund investor agrees with its KBS advisor to allocate a specific amount of capital for investment in properties and capital expenditures with respect to those properties. Though there is no absolute binding obligation for the pension fund to invest the target capital amount in the fund, in practice, the respective investors contributed 100% of the target capital amounts to the four funds whose capital commitment periods have ended. The two funds that are still investing capital have 100% of the uncommitted target capital amounts available for investment.

Because the KBS advisor to these funds has responsibility for selecting and negotiating all acquisitions of the funds, for actively managing the assets of these funds, for determining the timing and terms of the disposition of the assets of these funds and for developing and overseeing the leasing and property management of these funds, we believe that inclusion of these six funds in the prior performance summary and tables is appropriate to reflect the track record of the sponsor’s real estate programs. Please let us know if additional disclosure in the prior performance tables or summary of the registration statement with respect to the approval process for these six funds would help to address your comments.

Very truly yours,

/s/ CARRIE J. HARTLEY
Carrie J. Hartley

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust, Inc.